EXHIBIT 21.   SUBSIDIARIES OF THE DIXIE GROUP, INC.

SUBSIDIARIES OF THE DIXIE GROUP, INC.

SUBSIDIARY	STATE/COUNTRY OF INCORPORATION
BRETLIN, INC.	GA
CHROMA TECHNOLOGIES, INC.	CA
DIXIE EXPORT, INC.	USVI
FABRICA INTERNATIONAL	CA
C-KNIT APPAREL, INC.	TN

SUBSIDIARIES OF BRETLIN, INC.

CANDLEWICK YARNS, INC.	TN
DIXIE GROUP LOGISTICS, INC.	GA
WINGATE CARPETS, INC.	GA